METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
August 3, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jessica Baberich, Assistant Chief Accountant Wilson K. Lee, Staff Accountant

Re:	American Realty Investors, Inc. (Commission File No. 001-15663; CIK No. 0001102238) — Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010
Ladies and Gentlemen:
     On behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of ARL in response to a letter of comment from the Staff of the Securities and Exchange Commission dated July 9, 2010. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of ARL at 469-522-4238 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher Executive Vice President and Chief Financial Officer American Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated July 9, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2009
American Realty Investors, Inc.
Commission File No. 001-15663

     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated July 9, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 of American Realty Investors, Inc. (the “Company” or “ARL”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K for the Year Ended December 31, 2009
Financial Statements and Notes
Note 2 — Real Estate, pages 52 - 54
     Comment/Observation No. 1. As discussed on page 72 within note 21, we note that you agreed to fund LK-Four Hickory LLC for projection shortfalls and approximately $1.0 million for move-in discounts and other concessions. You also disclose that you and Limkwang Nevada, Inc. unconditionally guaranteed the punctual payment when due of a $28.0 million note payable for LK-Four Hickory, LLC. Please clarify if these are all of the risks and obligations that were retained from the sale of Four Hickory in 2007 (as disclosed on page 36); if not, please provide us with a detailed description of the other risks and obligations. Your discussion should address the consequences should you default on any of your obligations to the LLC. In addition, you disclose on page 29 that you account for your investment in LK-Four Hickory LLC using the equity method; please tell us how you considered the guidance in Topic 810 of the FASB Accounting Standards Codification in determining whether the LLC was a variable interest entity along with your primary beneficiary analysis, if applicable. Specifically, please discuss the organizational structure of the LLC including the ownership percentage and the role and rights of each respective member as well as a comparison of your retained risk and obligations to your proportionate interest in the LLC.
     Response to Comment/Observation No. 1. The following addresses our investment on LK- Four Hickory, LLC (“LKFH”) at December 31, 2009:
     Organizational Structure - In October, 2007 a subsidiary of American Realty Investors, Inc. sold, for $39,700,000 an office building known as Four Hickory Center (‘the building”) to LKFH, an entity owned approximately 71% by an unrelated third party (Korean investor Limkwang Nevada, Inc. or “LK Nevada”) and 29% by Four Hickory Center, LLC (“Hickory”), a subsidiary of

ARL. To accomplish the transaction LK Nevada contributed $10 million in cash and Hickory contributed $4 million in cash with LKFH assuming the existing bank debt($26,000,000). The ownership percentage of the new entity was determined by the relative proportion of cash contributed by each of the investors (approximately 71% to LK Nevada and 29% to Hickory). As a condition of the sale, ARL, agreed to pay $1,000,000 to LKFH, representing the amount of free rents and tenant improvements included in leases in existence at the time of sale. This was a purchase price reduction and was accounted for as a reduction in the sales proceeds and the gain on sale. This item was resolved at the time of sale and does not expose ARL to future costs or profit reduction and therefore is not a variable interest. As a purchase price reduction resolved at the time of sale, it is not a form of continuing involvement by ARL in the building. In connection with the sale an operating agreement was entered into by the partners. The operating agreement called for the following:
•	Pro-rata voting rights by ownership interest,

•	Guarantee of the mortgage debt by each partner,

•	Interest rate adjustment provision where ARL would subsidize or receive reimbursement in the event the mortgage interest rate is above or below a target rate of 6.5%,

•	Operating shortfall provision, where ARL would fund operating shortfalls greater that 5% of projections for a period of 5 years.

•	Non-guaranteed preferred return distributions of 7% on the partners equity investment.
     Accounting treatment - LKFH is evaluated for proper accounting treatment on a periodic basis as required under applicable accounting literature. Our analysis has consistently concluded that LKFH is not a Variable Interest Entity (“VIE”) and that ARL would not be the primary beneficiary if it were a VIE. All potential variable interests are evaluated and are considered contingent in nature, remote in probability and insignificant in consequence.
     Maximum exposure - ARL’s maximum exposure to loss under the operating agreement is ARL’s initial investment plus or minus it’s 29% equity in earnings to date which is approximately $4 million, or 0.2% of ARL’s assets at December 31, 2009. There are no provisions or other items that extend ARL’s risks beyond that.
     Materiality - At December 31, 2009, ARL had total assets of $1.8 billion and total equity of $211 million. LKFH had assets of $40 million, liabilities of $29 million and equity of $11 million. ARL had an equity investment in LKFH of approximately $4 million. Since ARL accounts for its investment in LKFH on the equity method, ARL’s equity in earnings of LKFH are already included in ARL’s financial statements. Therefore, if LKFH were consolidated with ARL, the effect would be an increase in total assets and liabilities (including minority interest) of $36 million or approximately 2% with no effect on net income or shareholder’s equity.
     The inclusion or omission of disclosures would not impact the decision making of any potential users of the ARL financial statements. The one disclosure that would be missing if LKFH were in fact a VIE, and ARL is not the primary beneficiary, is ARL’s maximum exposure to losses. The terms of the LKFH operating agreement indicate that ARL is exposed to first dollar losses but that exposure is limited to ARL’s investment of $4 million. The maximum exposure to loss by ARL is approximately 0.2% of ARL’s total assets or 2% of total equity at December 31, 2009 an amount not material to ARL financial statements.
     LKFH is immaterial to ARL on a qualitative basis as consolidation or additional disclosures would not cause ARL to fail any debt covenants, violate any agreements or cause any negative reaction from its customers, creditors or others.
     Our analysis of the above factors under SAB 99 concludes that the accounting treatment of LKFH as either an equity method investment or as a VIE is not material to the financial statements of ARL.
     Comment/Observation No. 2. Furthermore, as disclosed on page 53 of your 2007 Form 10-K, we note that in November 2007, you sold a 71% interest in the Four Hickory building to LK-Four Hickory LLC for $39.7 million. You retained 29% and recorded a gain on sale of $15.4 million, with $3.7 million of the gain being deferred. Please tell us the terms of the sale, if not already addressed in our previous comment, and the basis in Topic 360-20 of the FASB Accounting Standards Codification you relied upon for determining the recognition and deferral of the gain.
     Response to Comment/Observation No. 2. The following addresses our accounting for the sale of Four Hickory Center in 2007:
     Terms of the sale - The sale by ARL to LKFH was consummated by contract of sale in October, 2007. The buyer’s investment was $14 million, including $10 million from LK Nevada, an unrelated party. The cash investment of approximately 35% (25% by LK Nevada) of the sales price and assumption of the existing debt is more than adequate to demonstrate the buyer’s commitment. The sale did not include a receivable to the seller therefore the sales price was fully collected. The seller has transferred the usual risk and rewards of ownership to the buyer. Since ARL, has an equity investment in LKFH of $4 million or approximately 29%, the sale was considered a partial sale under the relevant account literature and 29% of the gain on sale was deferred.
     Accounting treatment - Applicable accounting literature states that if a seller is involved with a property after it is sold that results in retention of substantial risks or rewards of ownership, the absence of continuing involvement criterion has not been met. The seller may have continuing involvement when the seller is required to support operations for a specified limited period. If support is required for a limited time, profit on the sale shall be recognized on the basis of performance of the services required. Performance of those services shall be measured by the costs incurred over the period during which the services are performed. Profit shall begin to be recognized when there is reasonable assurance that future rent will cover operating expenses and debt service. In addition, applicable accounting literature states that if the seller is required to support the operations of the property after the sale and if the transaction is in substance a sale, the seller shall recognize profit to the extent that proceeds exceed all of the sellers costs related to the entire property.
     The operating shortfall, interest rate agreement or move-in discounts and other concessions do not constitute “retention of substantial risks or rewards of ownership”. The move-in discount and other concessions provision was completed at the time of sale. The operating shortfall and interest rate agreements are contingent in nature, not subject to reasonable estimation and based on probability analysis at the time of sale, considered remote. To date, no additional support has been paid in connection with the any of the terms of the operating agreement. In addition, at the time of the sale, and through the current date, property rent covers all operating expenses and debt service. Also, since all of the proceeds have been received and they exceeded all of the sellers costs, profit recognition is permitted. Therefor, no additional gain amounts need be considered for deferral.

AMERICAN REALTY INVESTORS, INC.
ACKNOWLEDGMENT
     The undersigned, on behalf of American Realty Investors, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated July 9, 2010, do hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 3rd day of August, 2010.

AMERICAN REALTY INVESTORS, INC.
By:	/s/ Gene S. Bertcher
Gene S. Bertcher, Executive Vice
President and Chief Financial Officer